UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2010
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Announces Total Passenger Traffic for
June 2010 Up 25.5% Year over Year

Mexico City, July 6, 2009 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for June 2010 increased by 25.5% when compared to June 2009.

This announcement reflects comparisons between June 1 through June 30, 2010 and 2009. Transit and general aviation passengers are excluded.

Domestic
Airport	June 2009	June 2010	% Change
Cancún	266,709	289,149	8.4
Cozumel	1,836	2,249	22.5
Huatulco	26,602	27,332	2.7
Mérida	75,830	83,426	10.0
Minatitlán	11,842	11,821	(0.2)
Oaxaca	32,377	33,190	2.5
Tapachula	15,178	14,463	(4.7)
Veracruz	63,986	69,800	9.1
Villahermosa	58,350	54,252	(7.0)
Total Domestic	552,710	585,682	6.0

International
Airport	June 2009	June 2010	% Change
Cancún	494,263	735,308	48.8
Cozumel	34,109	37,698	10.5
Huatulco	1,053	1,837	74.5
Mérida	5,731	7,790	35.9
Minatitlán	213	425	99.5
Oaxaca	4,532	3,745	(17.4)
Tapachula	295	376	27.5
Veracruz	5,227	6,238	19.3
Villahermosa	3,833	4,020	4.9
Total International	549,256	797,437	45.2

ASUR Page 1 of 2

Total
Airport	June 2009	June 2010	% Change
Cancún	760,972	1,024,457	34.6
Cozumel	35,945	39,947	11.1
Huatulco	27,655	29,169	5.5
Mérida	81,561	91,216	11.8
Minatitlán	12,055	12,246	1.6
Oaxaca	36,909	36,935	0.1
Tapachula	15,473	14,839	(4.1)
Veracruz	69,213	76,038	9.9
Villahermosa	62,183	58,272	(6.3)
ASUR Total	1,101,966	1,383,119	25.5

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

 - END -

ASUR Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: July 6, 2010